Exhibit 4.3

BASIS OF PRESENTATION

This management’s discussion and analysis (“MD&A”) of the financial results of Westport Innovations Inc. (“Westport”, “the Company”, “we”) should be read in conjunction with, and is qualified by, Westport’s Consolidated Financial Statements and related notes for the year ended March 31, 2008 (the “Financial Statements”), which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).   Additional information relating to Westport, including our Financial Statements and Annual Information Form, is available on SEDAR at www.sedar.com.  This MD&A is dated May 16, 2008 and all amounts herein are expressed in Canadian dollars, unless otherwise stated.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements, including statements regarding the future success of our business and technology strategies, working capital requirements, timing of completion of our assembly centre,  intentions of partners and potential customers, and future market opportunities.  These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements.  These risks include risks related to our revenue growth, operating results, industry and products as well as other factors discussed below and elsewhere in this report.  Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made.  We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements.

BUSINESS OVERVIEW

Headquartered in Vancouver, Canada, Westport is engaged in the research, development and marketing of high performance, low-emission engines and fuel systems that use gaseous fuels such as natural gas, propane or hydrogen.  We expect strong demand for these products for transportation, power generation and industrial applications because of the performance, emissions and life-cycle costs characteristics when compared to alternatives now available or known to be under development for these applications.  We believe that growing public concern over the environment, high oil prices and national energy security issues in the United States, China and Europe will drive demand for our products and services.

To encourage customers to adopt natural gas solutions for their transportation requirements, our strategy is to provide integrated solutions from fuel supply and storage through to service and support.  To do so, we develop our technologies and products in cooperation with the world’s leading engine, component and vehicle manufacturers and fuel infrastructure providers.  We target markets where there are life-cycle cost advantages arising from favourable fuel pricing differentials between natural gas and diesel and/or where there are government incentives or mandates for lower emissions.  We currently have one operating segment, which involves the research, development, and related commercialization of engines and fuel systems operating on gaseous fuels such as natural gas and hydrogen for the on-road commercial vehicle sector.  Within that operating segment, we focus on the following strategic pillars: profitably growing Cummins Westport Inc. (“CWI”), our 50:50 commercial joint venture with Cummins Inc. (“Cummins”); launching our liquefied natural gas (“LNG”) systems for heavy duty (Class 8) trucks in North America and Australia; developing new alliances and enabling new market segments globally and across applications; and maintaining our technology leadership with innovative ideas and collaborative research.

CWI

Our first strategic pillar, CWI, is focused on the development, marketing and sale of medium duty, spark-ignited (“SI”) natural gas or liquefied petroleum gas (“LPG”) engines for transit bus, shuttle and urban specialty vehicles such as refuse trucks.  Geographically, CWI’s revenues are derived primarily from North America with strong interest and markets developing in Asia, Europe and South America. CWI produces engines in the United States, India and China through facilities owned and operated by Cummins and its affiliates.  CWI has dominant market share in the North America natural gas transit market and is seeing increasing growth in the specialty vehicle markets such as refuse with the launch of the ISL-G engine in mid-2007 and with the increase in diesel fuel costs compared to natural gas.

CWI’s strategy is to grow profitably by leveraging its parents – Cummins for its global manufacturing, distribution and service support network, and Westport for its worldwide natural gas focus and expertise, industry relations and technology leadership.  Since January 1, 2004, when the joint venture was re-launched to focus on SI products, CWI revenues, expressed in US dollars to exclude foreign exchange distortions, have grown at more than 30% compounded annually on a calendar year basis while pre-tax operating profits have increased by approximately 450% in the same period.  In the year ended March 31, 2008, in Canadian dollars and after taking into account Cummins’ 50% share, CWI contributed $3.0 million on a pre-tax basis.  In fiscal 2007, CWI contributed $4.4 million to Westport on a pre-tax basis, more than double the fiscal 2006 contribution of $1.6 million.  CWI’s assets, liabilities, revenue and expenses are disclosed separately in note 18 of our Financial Statements.

LNG Systems for Heavy-Duty Trucks

Our second strategic pillar focuses on the introduction of high-performance LNG systems for heavy duty trucks.  This product line incorporates our proprietary direct injection technologies which allow us to deliver a natural gas-fueled version of the latest original equipment manufacturer (“OEM”) diesel engines and match the base engine’s efficiency and performance without changing the base engine design, thereby minimizing the disruptions to the manufacturer and to the customer in switching fuels.  In order to deliver LNG to our engines, we have developed proprietary integrated LNG fuel pumps and storage tanks to form a complete system, and in order to support the adoption of LNG systems, we also work with engine, truck, component and fuel providers as necessary to provide integrated solutions for customers.  We are currently focused on markets in North America and Australia and on fleets with high fuel usage, return to depot fueling, and access to natural gas fuel at a discount to diesel.

Corporate Development and Technology Activities

We are also focused on developing new OEM and supply relationships and new innovative technologies.  We cooperate or have cooperated on fuel delivery system development programs with a number of companies including Beijing Tianhai Industry Co. Ltd (“BTIC”), Cryostar SAS (“Cryostar”), Ford, BMW, Isuzu, and Cummins and are in various stages of negotiations to develop and commercialize our technologies with other global leaders.

As at March 31, 2008, we also held an approximate 3% investment interest in Clean Energy Fuels Corp. (“Clean Energy”), a publicly listed company and North America’s largest provider of natural gas fuel and service infrastructure for vehicles.  As at the date of this MD&A, we also hold a 50% interest in BTIC Westport Inc (“BWI”), a joint venture with BTIC, which sells and markets LNG tanks for natural gas fuelled vehicles globally, and a 49% interest in Juniper Engines Inc. (“Juniper”), a 49:51 venture with OMVL SpA.

SELECTED ANNUAL FINANCIAL INFORMATION

Selected Statements of Operations Data for Fiscal Years Ended March 31, 2006 to 2008

	Fiscal years ended March 31
	2008	2007	2006

(expressed in thousands of Canadian dollars, except for per share amounts, shares outstanding and units shipped)

Units shipped	2,720	2,001	1,327

Total revenue	71,536	60,480	43,552
Gross margin	22,513	22,099	14,910
GM %	31%	37%	34%

Net loss	(10,315)	(11,307)	(16,860)
Net loss per share – basic and diluted (1)	(0.12)	(0.15)	(0.23)

Weighted average shares outstanding	88,087,882	75,174,826	74,228,495

Cash and short-term investments	22,762	23,081	7,832
Total assets	78,940	59,633	29,500
Long-term financial liabilities (2)	5,762	22,648	3,497

Cash used in operations before changes in non-cash working capital	(17,594)	(11,325)	(8,661)

CWI income for the year after taxes	11,632	12,114	3,186
JV Partner’s share of CWI income	5,816	6,057	1,593

(1)   Fully diluted loss per share is not materially different as the effect of conversion of stock options, warrants and performance share units would be anti-dilutive.

(2)   Excluding current portions of warranty liability and long-term debt obligations, and Joint Venture Partners’ share of net assets of joint ventures

OVERVIEW OF FISCAL 2008 RESULTS

In the fiscal year ended March 31, 2008, revenues increased to $71.5 million from $60.5 million in fiscal 2007, a year over year increase of 18%.  Our products and parts are priced in US dollars and are accordingly affected by fluctuations in the US to Canadian dollar exchange rate.  In US dollar terms, consolidated revenues increased by approximately 31% but the increase was offset by the decline in the US dollar against the Canadian dollar.  In Canadian dollar terms, CWI revenues increased by 16% to $67.3 million from $58.0 million in the prior year.   In US dollar terms, CWI’s increase was approximately 29% with sales in all regions seeing double digit growth with product revenues up 79% in Asia, up 14% in North America, and up 38% in the rest of the world, and parts revenue up 36%.   Non-CWI revenues were $4.2 million with the sale of 36 LNG systems for heavy duty trucks accounting for $3.1 million of the total.

Our net loss for the year ended March 31, 2008 was $10.3 million, or $0.12 per share, compared to $11.3 million, or $0.15 per share for the year ended March 31, 2007.   Net loss decreased by $1.0 million primarily because of a

$2.5 million increase in gains from the sale of long-term investments and a $0.7 million decrease in interest on long-term debt and amortization of discount offset by increases in foreign exchange loss of $1.4 million and increased expenses.  In the year ended March 31, 2008, we recognized $8.0 million in gains and $1.3 million in future income tax expense from the sale of Clean Energy shares and $2.7 million from the disposition of substantially all of our shares of Wild River Resources Inc. (“Wild River”) compared to $8.1 million in gains associated with the Wild River transaction in the year ended March 31, 2007.  Interest on long-term debt and amortization of discount decreased by $0.7 million with the conversion of the convertible debt issued to Perseus L.L.C. (“Perseus”) in July, 2007.   CWI’s income before income taxes for fiscal 2008 was $6.0 million, down from $8.9 million in fiscal 2007 primarily because of a $1.8 million accrual primarily taken to resolve a customer specific issue associated with a now discontinued product.  CWI’s future income tax recovery increased from $3.5 million in fiscal 2007 to $5.9 million in fiscal 2008 with the recognition of CWI’s remaining tax losses.  CWI contributed $5.8 million after taxes and after taking into account Cummins’ 50% share of net income compared to $6.1 million in the prior year.

As at March 31, 2008, our cash and short term investments balance was $22.8 million compared to $23.1 million at the end of fiscal 2007.  During the year, we sold 746,275 shares of Clean Energy for proceeds of $11.2 million.  We also sold substantially all of our shares in Wild River for proceeds of $6.7 million, which were applied against our related limited recourse bank loan of $6.7 million, fully repaying the related loan.  During the year, we also negotiated a limited recourse loan, repayable only from certain receipts of sales of LNG systems, from Clean Energy for US$6.0 million to allow us to produce approximately 75 LNG systems in anticipation of deliveries to Ports of Los Angeles and Long Beach (the “Ports”) customers in calendar 2008.  As at March 31, 2008, we had 73 completed LNG units in finished goods inventory and 2 units substantially completed.  Although funding for these units was approved in October, 2007, the Ports’ process releasing the funds has taken longer than anticipated.

On July 26, 2007, Perseus, through its affiliates, exercised the conversion option on the approximately $22.1 million of secured, subordinated convertible notes (the “Notes”) held by them in order to acquire approximately 16.5 million common shares of Westport, which were then sold to third parties with all proceeds going to Perseus and its affiliates.  As an inducement for Perseus’s conversion of the Notes, we agreed to pay them, in cash or in shares, an amount equal to 50% of the interest that would otherwise have been payable on the Notes, on December 31, 2007 and June 30, 2008, had the Notes not been converted.  On conversion, the long-term debt portion of $13.3 million and value of the conversion option of $7.6 million were moved to share capital and the inducement, which was allocated to the conversion option based on the relative fair values of the debt and equity features of the Notes, was charged directly to accumulated deficit.  During the year ended March 31, 2008, we recognized $1.0 million in interest on long-term debt and amortization of discount expense and we issued 156,816 shares to settle $0.5 million of the amounts payable to Perseus, net of any applicable taxes.   As at March 31, 2008, we had $0.4 million of inducement fee payable.

On October 26, 2007, we announced the formation of a 49:51 equity joint venture with OMVL SpA, an Italian company that designs, manufactures and markets complete fueling systems for new vehicles and for the aftermarket conversion of engines from gasoline (petrol) to CNG and LPG.  The new venture will design, produce and sell alternative fuel engines in the sub-5 litre class for global applications.  As required under the terms of the Juniper joint venture agreement, we invested $1.5 million on April 1, 2008, giving us 49% of future profits and losses.

In January, 2008, we announced that the Kenworth Truck Company (“Kenworth”), a division of PACCAR Inc., will begin production in 2009 of Kenworth T800 LNG trucks with our LNG fuel system technology adapted for the Cummins ISX-15-liter engine at its manufacturing facility in Renton, Washington.  In order to support the Kenworth factory initiative, we are investing approximately $3.5 million in a new LNG Fuel System Assembly Center in the Metro Vancouver area, which is expected to be completed in the summer of 2008.  The Kenworth initiative is being undertaken to support volume orders of LNG systems for port and non-port customers with the Ports of Los Angeles and Long Beach currently targeting replacement of approximately 8,400 diesel trucks by 2011 with LNG trucks with a planned phase out date of older diesel trucks starting October 1, 2008.

In fiscal 2007, we were awarded AUD$1.4 million from the Australian government to demonstrate and evaluate the use of LNG as a fuel for heavy duty highway trucks in Australia, where natural gas enjoys a significant price advantage over diesel.  We successfully completed this demonstration program with approximately 275,000 kilometres of field  experience at the end of March, 2008 and following successful engine testing, Westport’s LNG fuel system adapted to the 2008 Cummins ISX heavy-duty engine was certified to the 2008 Australian Design Rules (ADR 80/02 and ADR 30/01), enabling commercial sales in Australia to begin.

During the fourth quarter of fiscal 2008, we saw increased interest in our products and services from fleet users, OEMs and governments.  We were awarded an aggregate of US$2.25 million in funding from the South Coast Air Quality Management District (SCAQMD), the California Energy Commission (CEC) and the Ports of Los Angeles and Long Beach for development, demonstration, certification and commercialization of our 2010 LNG product.  Related to the clean truck initiatives being undertaken by the ports of Los Angeles and Long Beach, Southern Counties Express placed an initial order for 50 LNG trucks.  Outside of port activities, CWI received a 250 unit order for its ISL-G engine from San Diego Metropolitan Transit System.  In February, 2008, we announced that Wal-Mart Stores, Inc., will be introducing four LNG fuelled Peterbilt 386 trucks into service in California in the summer of 2008.  The deployment was partially funded by the Mojave Desert Air Quality Management District’s

(“MDAQMD”) Mobile Source Emission Reductions Competitive Bidding Program.  Subsequent to March 31, 2008, Sterling Trucks of Redford, Michigan launched the new Sterling® Set-Back 113, its first natural gas vehicle, featuring the Cummins Westport ISL G engine.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Financial statement preparation requires that we use estimates and assumptions that affect the reported amount of assets and liabilities as well as revenues and expenses.  Our accounting policies are described in note 2 to our Financial Statements.  The following policies have a significant impact on the consolidated Financial Statements or are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated Financial Statements.

Variable Interest Entity Accounting

A variable interest entity (“VIE”) is any type of legal structure not controlled by voting equity, but rather by contractual and/or other financial arrangements.  Interests in VIEs are consolidated by the company that is the primary beneficiary.  We have identified CWI and BWI as VIEs and determined that we are the primary beneficiary in both cases.  Accordingly, we consolidate CWI and BWI, reflecting 100% of their assets, liabilities, revenues and expenses in our consolidated financial statements and showing the 50% interest held by our joint venture partners, Cummins and BTIC, as “Joint Venture Partners’ share of net income from joint ventures”.

Warranty Liability

Estimated warranty costs are recognized at the time we sell our products and included in cost of revenues.  We use historical failure rates, and costs to repair product defects during the warranty period, together with information on known products to estimate the warranty liability.  The ultimate amount payable and the timing will depend on actual failure rates and the actual cost to repair.  We review our warranty provision quarterly and make adjustments to our assumptions based on the latest information available at that time.  Adjustments to the warranty provision are recorded in cost of revenues.

Revenue Recognition

Our primary source of revenue is the sale of CWI SI engines, kits and parts and LNG systems.  Product revenue is recognized, net of estimated costs of returns, allowances, and sales incentives, when the products are shipped and title passes to the customers and collection is reasonably assured.  Product revenue also includes fees earned from performing research and development activities for third parties and revenues earned from licensing our technologies to third parties.  Revenue from research and development activities is recognized as the services are performed.   Amounts received in advance of revenue recognition are recorded as deferred revenue.  Parts revenue is recognized as the parts are sold.

Inventory Valuation

Inventory consists of fuel systems, component parts, work-in-progress, finished goods and CWI engine products.  In establishing whether or not a provision is required for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology, which could make inventory on hand obsolete.  We perform regular reviews to assess the impact of changes in technology, sales trends and other changes on the carrying value of inventory.  If and when we determine that such changes have occurred and that they would have a negative impact on the carrying value of inventory on hand, adequate provisions would be made.  Unforeseen changes in these factors could result in the recognition of additional inventory provisions.

Long-term Investments

Long-term investments are designated as available for sale and recorded at their fair value to the extent a reliable fair value is determinable.  Changes in fair value are recognized in accumulated other comprehensive income.  A decline in value that is considered other than temporary is recognized in net loss for the period.

Equipment, Furniture, and Leasehold Improvements and Intellectual Property

Generally accepted accounting principles in Canada require that we consider whether or not there has been an impairment in our long-lived assets, such as equipment, furniture and leasehold improvements and intellectual property, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable.  If such costs are not recoverable, we are required to write down the assets to fair value.  When quoted market values are not available, we use the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset, as an estimate of fair value to determine whether or not a write down is required.

ADOPTION OF NEW ACCOUNTING STANDARDS

Our accounting policies are substantially unchanged from the prior fiscal year ended March 31, 2007 except as noted below.

Financial Instruments

In April, 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3855 Financial Instruments – Recognition and Measurement, applicable to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

Under Section 3855, financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as held-for-trading, available for sale financial assets, held-to-maturity loans and receivables, or other financial liabilities as follows:

•      Held-for-trading financial instruments are measured at their fair value with changes in fair value recognized in net income for the period.

•      Available for sale financial assets are measured at their fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet.

•      Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method.

Derivative instruments, including embedded derivatives, are measured at their fair value with changes in fair value recognized in net income for the period unless the instrument is a cash flow hedge and hedge accounting applies, in which case changes in fair values are recognized in other comprehensive income.

We adopted this section effective April 1, 2007.  Short-term and long-term investments have been classified as “available for sale” and, except where fair value is not determinable, are being measured at fair value with changes in fair value included in other comprehensive income until the investments are sold.  As the result of adopting Section 3855, long-term investments increased by $20.4 million as at April 1, 2007.  The net, after tax adjustment to Accumulated Other Comprehensive Income (“AOCI”) in shareholders, was $17.0 million.  We also recognized an adjustment of $3.4 million to accumulated deficit related to the tax benefit of prior year loss carry forwards recognized to offset the future tax liability generated by the adjustment to the accounting basis of the investments.  We also added a separate statement entitled “Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)” and added the caption “Accumulated other comprehensive income (loss)” to the shareholders’ equity section of our balance sheet.  Other comprehensive loss for the year ended March 31, 2008, was $16.5 million, which includes our net loss of $10.3 million, a reclassification from unrealized gains, net of taxes of $1.3 million, to net income of $6.8 million related to investments sold and an unrealized gain, net of taxes of $0.2 million on available for sale securities of $0.6 million.  From time to time, we also sell Clean Energy call options, which give the counterparty the right, but not the obligation to acquire one of our Clean Energy shares for an agreed upon strike price on or before the expiration date.  In the fourth quarter of fiscal 2008, we sold 1,000 call option lots, representing 100,000 shares with an average strike price of US$17.50, for net proceeds of $0.1 million, which is included in interest and other income.  All of these options expired without being exercised.  As at the date of this MD&A, we had 1,750 open call option lots, representing 175,000 shares, with an average strike price of US$15.14 and expiring in June, 2008.

Comprehensive Income

CICA Section 1530 introduced new standards for the reporting and presentation of comprehensive income, which is the change in equity, or net assets, of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by, and distributions to, owners.  We adopted Section 1530 effective April 1, 2007.

Hedging

CICA Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. As we are not currently engaged in hedging activities, adoption of this new standard has no impact on the consolidated financial statements.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

The following changes have been recently issued and will be adopted in future.

International Financial Reporting Standards (“IFRS”)

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) over a transitional period to be completed by 2011.  We will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011.

Canadian GAAP will be fully converged with IFRS-IASB through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the publicly accountable enterprises’ transition date to IFRS-IASB; and standards not subject to a joint-convergence project  will be exposed in an omnibus manner for introduction at the time of the publicly accountable enterprises’ transition date to IFRS-IASB.

The International Accounting Standards Board currently has projects underway that are expected to result in new pronouncements that continue to evolve IFRS-IASB, and, as a result, IFRS-IASB as at the transition date is expected to differ from its current form.  We are in the process of assessing the impacts on us of the Canadian convergence initiative.

Financial instruments

In December 2006, the CICA issued Section 3862 and Section 3863 of the CICA Handbook, Financial Instruments - Disclosures and Financial Instruments - Presentation, respectively.  Generally, the new sections will replace Section 3861, Financial Instruments - Disclosure and Presentation.  These sections establish standards for the presentation of financial instruments and non-financial derivatives and identify the information that should be disclosed about them.  Both sections are effective for us on April 1, 2008 and are expected to result in more extensive disclosures in the Company’s annual and interim financial statements.

Capital Disclosures

In December 2006, the CICA issued Section 1535, Capital Disclosures which establishes disclosure requirements about the company’s objectives, policies and processes for managing capital, as well as quantitative information about capital. This section is effective for us on April 1, 2008 and is expected to result in more extensive disclosures in our annual and interim financial statements.

Inventories

In June 2007, the CICA issued Section 3031, Inventories, which replaces the existing Section 3030, establishes standards for the measurement and disclosure of inventories.  The new standard provides more extensive guidance on the determination of cost, including allocation of overhead, requires impairment testing and expands the disclosure requirements. In certain circumstances, the new section will also permit the reversal of previous write-downs.  This standard is effective April 1, 2008 for us.  We are currently evaluating the impact of the adoption of this new standard on our consolidated financial statements.

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and intangible assets.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  We are currently evaluating the impact of the adoption of this new standard on the measurement, recognition, presentation and disclosure of our intangible assets in our consolidated financial statements.

Financial Statement Presentation

In May 2007, the Accounting Standards Board (“AcSB”) amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet dates. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. These amendments are effective for annual periods beginning after January 1, 2008.  We plan to adopt this new guidance effective April 1, 2008. These standards may impact our disclosures but is not expected to impact our financial position, results of operations or cash flows.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our disclosure controls and procedures are designed to provide reasonable assurance that  relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosures.  We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  Under the supervision of the CEO and CFO, management evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures and assessed the design of the Company’s internal control over financial reporting as of March 31, 2008.  Based on this evaluation, we have concluded that disclosure controls and procedures were effective and internal controls over financial reporting have been adequately designed to provide reasonable assurance regarding the reliability of our financial statements and reports.

During the year ended March 31, 2008, we implemented certain inventory modules of our enterprise resource planning system to allow us to more efficiently track cost of sales.  However, our primary internal controls and processes over inventory remained unchanged.  We also automated parts of our warranty tracking processes for LNG systems and are in the process of reviewing requirements for a sales order system.  No material changes were made in our internal controls over financial reporting during the year ended March 31, 2008.  We expect that our financial reporting policies, processes and systems will continue to evolve as we continue to launch product at increasing volume levels and partner with various OEMs and other partners.

FINANCIAL OVERVIEW

RESULTS FROM OPERATIONS

Product revenue for the year ended March 31, 2008 was $55.2 million, up $8.0 million, or 17%, from $47.2 million in the prior fiscal year, on total CWI and LNG product shipments of 2,720 units compared to 2,001 units in the prior year.   CWI product revenue was up 14% to $51.0 million compared to $44.7 million in fiscal 2007.   In US dollar terms, CWI product revenue increased US$10.5 million, or by 27%, up US$3.9 million in North America, US$4.2 million in Asia and US$2.4 million elsewhere.  However, in Canadian dollar terms, the increase was offset by a 12% decline in the average US to Canadian dollar exchange rate during the year.

Our geographical and product mix will vary from year to year depending on where our customers are in their order cycles and their locations.   In fiscal 2008, sales to Asia were driven primarily by shipments to China for Beijing Public Transit and for export in Chinese buses.  North American growth was driven primarily by the launch of the ISL-G in the year and increased demand for our product in refuse and other specialty applications while revenues internationally increased due to growth in activities in India and increased sales to Europe.   Non-CWI revenues grew from $2.4 million to $4.2 million with 36 LNG shipments in the year compared to eight in the prior year, offsetting a $0.5 million decrease in engineering services and other revenue.

For the year ended March 31, 2007, product revenue was $47.2 million up 58% from fiscal 2006 revenues of $29.9 million and 1,327 units shipped.  Increased revenues reflected strong CWI sales activities in North America and Asia with revenues from Asia accounting for 13% of revenues compared to 4% in fiscal 2006.  CWI also recognized approximately $1.9 million in B-Gas production kits and components shipped to China and India for local assembly and sale in those countries.

Non-CWI revenues increased to $2.4 million in 2007 compared to $1.3 million in 2006 with the first eight shipments of LNG systems for heavy duty trucks resulting in approximately $0.8 million in revenues.  In both 2007 and 2006, the balance of the non-CWI revenues related to prototype vehicle work performed by Westport for Isuzu and other OEM partners.  Our development program with Isuzu ended December 31, 2006 and no further revenue is contemplated at this time.

Parts revenue for the years ended March 31, 2008 and 2007 were $16.3 million and $13.3 million, respectively.   The 23% increase is attributable to distributors stocking new parts for the newly launched ISL-G engine, modifications related to the L-Gas engine, an increasing and aging engine population, product mix and timing, offset by declines in the US dollar.  For the year ended March 31, 2007, parts revenue compared to fiscal 2006 was down $0.3 million to $13.3 million from $13.6 million reflecting the weaker US dollar.  In US dollar terms, parts revenue had increased slightly year over year.  Parts revenue is a function of engine population, failure rates and price.

Cost of revenue for the year ended March 31, 2008 was $49.0 million compared to $38.4 million in the prior year.   Included in CWI’s cost of revenue of $45.5 million and $36.2 million for fiscal years 2008 and 2007 were net positive adjustments to warranty of $1.3 million and $1.4 million respectively.   Non-CWI cost of revenues were $3.5 million and $2.2 million.

Cost of revenues for the years ended March 31, 2007 and 2006 was $38.4 million and $28.6 million, respectively, with the $9.8 million increase consistent with the $16.9 million increase in year over year revenues.  Warranty adjustments amounted to $1.8 million in fiscal 2006 reflecting actual claims experience being better than the expected experience at time of sale.

Cost of revenue includes production costs and the associated warranty.  Estimated warranty costs are recognized at the time we sell our products and included in cost of revenues.  We use historical failure rates, and costs to repair product defects during the warranty period, together with information on known products to estimate the warranty liability.  The ultimate amount payable and the timing will depend on actual failure rates and the actual cost to repair.  We review our warranty provision quarterly and make adjustments based on the latest information available at that time.  These adjustments reflect our growing claims data for CWI products, which enables us to better estimate our warranty liability.  However, with the launch of new products such as the HPDI LNG systems and the new ISL-G engine, we expect warranty numbers to continue to fluctuate, sometimes significantly, from quarter to quarter.  Adjustments to the warranty provision are recorded in cost of revenues.

Revenue

(expressed in thousands of Canadian dollars except for units)

	Fiscal years ended March 31
	2008	2007	2006

Unit shipments	2,720	2,001	1,327

Product revenue	55,238	47,195	29,932
Parts revenue	16,298	13,285	13,620

	71,536	60,480	43,552

Product Revenue by Geographic Region

(as a percentage of revenue)

	Fiscal years ended March 31
	2008	2007	2006

North America	66%	72%	82%
Asia	18%	13%	4%
Rest of the world	16%	15%	14%

Gross margin was $22.5 million and $22.1 million for the years ended March 31, 2008 and 2007, respectively, compared to $14.9 million for the year ended March 31, 2006.  Gross margin percentages were 31%, 37% and 34% for those years, respectively.   Comparing fiscal 2008 to 2007, gross margin percentage declined primarily because of product and geographical mix and with parts, kits and LNG systems generally selling at lower margins on a percentage basis relative to CWI engines and smaller engines generally having lower margins than larger engines.  CWI gross margin percentages also declined in the year with the launch of the ISL-G engine, which, being a new product, launched with more aggressive pricing and a conservative warranty estimates than its predecessors, the C-Gas Plus and L-Gas.  On non-CWI products, foreign exchange reduced LNG systems margins in the year with inventories purchased when the US dollar was stronger and sales occurring when the US

dollar was weaker.   Gross margins improved three percentage points between fiscal 2006 and 2007 primarily because of product and geographical mix.

Research and development expenses, net of program funding, increased $1.1 million, or 5%, in fiscal 2008 to $23.0 million from $21.9 million in the prior year.  CWI net research and development expenses decreased by $0.5 million with the launch of the ISL-G during the year and the weaker US dollar lowering the cost of labour and materials.  Non-CWI net expenses increased by $1.6 million with investments made in the year in 2007 LNG North America and Australia product development and current product support offsetting decreases in development costs associated with our Isuzu program, which formally ended in fiscal 2007, and costs related to getting our LNG tank and pump systems commercial ready in fiscal 2007.  Government funding also decreased from $5.2 million in fiscal 2007 to $3.7 million in fiscal 2008 with funding from Technology Partnerships Canada down $0.9 million as a result of maximum funding levels reached in the year and with CWI funding down $1.0 million with the ISL-G product development completed.  Funding related to the Australian demonstration project increased by $0.6 million.

Net research and development expenses were $21.9 million and $16.9 million for the years ended March 31, 2007 and 2006, respectively.  The $5.0 million increase in research and development costs year over year was primarily the result of the following:

•                  Reduced government funding of $3.5 million with major government funded projects such as the US government funded 1.2 gram product development and our Canadian government funded 401 demonstration substantially completed in 2006;

•                  Increased CWI research and development activities ($1.5 million) related primarily to the ISL-G engine which was launched in the calendar year 2007; and

•                  Increased engineering and development work associated with our on and off-engine LNG systems and increased investment in our patent portfolio as we prepared to commercialize product.

These items were offset by a decrease of $1.3 million in stock-based compensation in 2007 compared to 2006 reflecting a special grant of options to all employees in 2006.

Research and Development Expenses

(expressed in thousands of Canadian dollars except percentages)

	Fiscal years ended March 31			Year over year
	2008	2007	2006	2008	2007	2006

Research and development expenses	26,684	27,041	25,628	-1%	6%	5%
Program funding	(3,658)	(5,150)	(8,689)	-29%	- 41%	45%

Research and development, net	23,026	21,891	16,939	5%	29%	-8%

General and administrative expenses for the year ended March 31, 2008 were $6.0 million compared to $6.9 million in the prior year.  The $0.9 million decrease relates primarily to a $1.0 million decrease in stock based compensation.  In fiscal 2007, certain milestones associated with performance share units granted in fiscal years 2005 and 2006 were met, thereby triggering the vesting of those performance share units and the resulting expense.

For the year ended March 31, 2007, general and administrative expenses increased by $2.0 million from $4.9 million in fiscal 2006 with annual compensation and stock based compensation up $0.8 million in fiscal 2007 and the balance relating to higher public company costs, including investor relations and the establishment of an internal audit function, and increased legal and finance support activities related to commercialization of our HPDI system.

Sales and marketing expenses for the years ended March 31, 2008 and 2007 were $10.6 million and $7.1 million, respectively, with an accrual of $1.8 million taken by CWI to resolve customer operational issues accounting for approximately half of the $3.5 million increase.  Other CWI sales and marketing expenses increased by $0.5 million with the launch of the ISL-G engine.  Non-CWI sales and marketing costs increased by $1.2 million as we ramped up business development activities in California, Europe and China.

In the year ended March 31, 2007, sales and marketing expenses increased to $7.1 million from $5.8 million in fiscal 2006 primarily because of increased business development costs in China ($1.0 million), and costs associated with sales and marketing activities related to LNG systems offset by lower stock-based compensation expense in the year.

Foreign exchange gains and losses primarily reflect the realized net gains and losses on foreign currency transactions and the net unrealized gains and losses on our net US dollar denominated assets and liabilities, which are mainly comprised of accounts receivable, and warranty liability.  For the year ended March 31, 2008, we recognized a foreign exchange loss of $1.3 million with the Canadian dollar appreciating by 12% against the US dollar during the year.  As at March 31, 2008, we were in a net US dollar asset position with US dollar cash and receivables, primarily related to CWI, offsetting US dollar payables and warranty liability, The Canadian dollar was relatively unchanged as at March 31, 2007 compared to March 31, 2006 resulting in foreign exchange gains of approximately of $0.1 million in those fiscal years.

Depreciation and amortization for the years ended March 31, 2008, 2007 and 2006 were $1.6 million, $1.4 million and $2.8 million, respectively.  Between 2006 and 2007, depreciation and amortization expense decreased by $1.3 million primarily as the result of certain intellectual property, equipment and furniture becoming fully amortized in the year ended March 31, 2007 and because we changed the estimated remaining useful life of our research and development machinery and equipment from five to eight years in the second quarter of fiscal 2006.

Depreciation increased from fiscal 2007 to fiscal 2008 by $0.1 million reflecting depreciation and amortization of capital expenditures being made in the period offset by assets becoming fully depreciated.

Interest on long-term debt and amortization of discount of $1.0 million and $1.7 million in the years ended March 31, 2008 and 2007 related to the interest and the accretion on the Notes issued to funds managed by Perseus.  Prior to the notes being converted in July, 2007, interest was being accrued at 8% per annum and was payable in notes or in common shares on June 30 and December 31 of each year for the first two years, after which time, the interest may be payable in notes, common shares, or in cash.  Canadian GAAP also required us to separately value the debt and equity components of convertible debt as well as the warrants issued in connection with the financing.  Accordingly, the value of the warrants ($1.4 million) and the value of the conversion feature ($7.6 million) as calculated using the Black-Scholes option pricing model were shown on the balance sheet as at March 31, 2007, under “Other equity instruments” and the amount allocated to the debt of $13.1 million was included in “Long-term debt” and was being accreted to its face value using the effective interest rate method.

Interest and other income for the years ended March 31, 2008, 2007 and 2006 were $1.3 million, $0.8 million and $0.5 million, respectively.  Amounts include interest income on cash and short-term investments as well as gains from the sale of equipment and income earned from the sale of Clean Energy options.

Gain on sale of long-term investments in fiscal 2008 of $10.7 million relates to the sale of Clean Energy shares ($8.0 million) and of our remaining interest in Wild River ($2.7 million).  In fiscal 2007, the $8.1 million related to the gain, net of expenses, on the sale of 45% of our interest in Wild River and the dilution gain arising when we reduced our ownership from 55% to 16% and we changed our accounting for Wild River from the consolidation method to the cost method.

Income tax recovery for the years ended March 31, 2008 and 2007 were $4.5 million and $3.1 million, respectively.  Current income tax expense, representing cash taxes payable in the year, were $0.2 million and $0.4 million for fiscal 2008 and 2007, respectively, and future income tax recoveries were $4.7 million and $3.5 million for those same periods, respectively.   Future income tax recoveries and expenses arise on the recognition of temporary differences between the carrying amounts and the tax bases of our assets and liabilities.  In the years ended March 31, 2008 and 2007, CWI recognized future income tax recoveries of $5.9 million and $3.5 million, respectively, arising from the recognition of future income tax assets associated with its loss carryforwards.  Prior to fiscal 2007, these losses were fully offset by a valuation allowance.  However, as CWI has shown a consistent history of profitability and we expect that CWI will continue to generate taxable income in the future, thereby utilizing those losses, a portion of its loss carryforwards were recognized in fiscal 2007 and the balance fully recognized in fiscal 2008.

In the year ended March 31, 2008, we also recognized a $1.3 million future income tax expense associated with the gains on sale of available for sale investments previously recognized in AOCI.  As we have sufficient tax basis in the shares of Clean Energy and other available for sale investments and sufficient losses to offset any related taxes payable, we also recognized an adjustment to our Deficit of $3.4 million related to the tax benefit of prior year loss carryforwards recognized to offset the future tax liability generated by the adjustment to the accounting basis of the investments on adoption of CICA Handbook section 3855, Financial Instruments – Measurement and Presentation.  Future income tax expense of $2.2 million related to mark to market adjustments on available for sale assets has been included in Accumulated Other Comprehensive Income and will be recognized in net income or loss when the remaining shares are sold and the related gain recognized.

Joint Venture Partners’ share of income from joint ventures of $5.6 million in fiscal 2008 reflects Cummins’ 50% share of CWI’s net income after tax, or $5.8 million, and also includes BTIC’s 50% share of BWI’s net operating loss in the period, or $0.3 million.  For the year ended March 31, 2007, Cummins’ share of CWI’s net income was $6.1 million representing 50% of CWI’s pre-tax income of $8.9 million (2006 - $3.2 million) and 50% of CWI’s net tax recovery of $3.3 million (2006 - nil).   For the year ended March 31, 2006, Cummins’ share of CWI’s net income was $1.6 million, representing 50% of CWI’s net income for the year.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

As at March 31, 2008, our cash, cash equivalents and short-term investment position was $22.8 million, a decrease of $0.3 million from the end of fiscal 2007.  Cash and cash equivalents consist of guaranteed investment certificates, bankers acceptances, and term deposits with maturities of 90 days or less when acquired.  Short-term investments consist of investment grade commercial paper.  We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.  While we do not hold asset backed securities directly, these parties may be exposed in varying degrees to asset backed securities and US sub-prime mortgages.  We continually monitor our portfolio and diversify our investments.

For the year ended March 31, 2008, our cash used in operations was $15.8 million with loss for the year adjusted for items not involving cash and before changes in non-cash working capital of $17.6 million, a non-GAAP measure, and changes in working capital contributing $1.8 million.  We also purchased $1.7 million in equipment, furniture and leasehold improvements.   During the fourth quarter of fiscal 2008, Cummins entered into a loan agreement with CWI and borrowed $6.8 million.  We expect going forward that Cummins will continue to borrow funds equal to its share 50% share of CWI’s cash each quarter.  During the year ended March 31, 2008, we funded our operations and purchases of equipment, furniture and leasehold improvements through the sale of our Clean Energy shares ($11.3 million), by drawing on our bank line ($4.2 million, net of repayments), through our unsecured, limited recourse loan with Clean Energy for $6.0 million and through proceeds received on the exercise of employee share options ($1.0 million, net of share issuance costs).  We also disposed of non-essential assets for $0.6 million and received $0.4 million from BTIC for their 50% share of BWI.   In addition, we sold substantially all of our shares in Wild River for proceeds of $6.7 million, which were applied against our related limited recourse bank loan of $6.7 million, thereby fully repaying the loan.

Changes in working capital for the year ended March 31, 2008 were impacted positively by cash inflows from lower accounts receivable ($3.9 million) with the collection of amounts owing from the Industrial Technologies Office’s Technology Partnerships Canada (“TPC”) program as at March 31, 2007, lower amounts owing from Cummins as at March 31, 2008 compared to March 31, 2007 with CWI’s fourth quarter 2008 net profit numbers down compared to the fourth quarter of fiscal 2007 and timing of government related funding and collections; higher accounts payable and accrued liabilities of $2.4 million primarily related to CWI policy accruals of approximately $1.8 million; and higher warranty liabilities from the sale of CWI engines and LNG systems during the year.  Working capital was negatively impacted by cash outflows related to net inventory additions of $6.2 million.  The $1.7 million spent on equipment, furniture and leasehold improvements in the year ended March 31, 2008 related primarily to machinery and equipment ($0.7 million) for testing and production, our Assembly Centre ($0.6 million), and information technology systems ($0.4 million).

In order to support the Kenworth factory initiative of our LNG systems, we are opening a new LNG Fuel System Assembly Center in the Metro Vancouver area in the summer of 2008.  This initiative is expected to increase capital costs by approximately $3.5 million, of which $0.5 million has already been incurred, with funding coming from existing cash resources and existing credit facilities.  We also expect increases in working capital for inventory purposes.  On April 1, 2008, we invested $1.5 million into our joint venture with OMVL.

Our plan is to use our current cash, cash equivalents and short-term investments, our share of CWI profits, borrowings under our credit facility and proceeds from the sale of our investment in Clean Energy, valued at $18.7 million as at March 31, 2008, to fund our committed milestones and obligations for our current programs.  We will also continue to look to partners and governments to help fund our investments on commercially acceptable terms.  However, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.  Our $13 million credit facility with our bank has been drawn down by our demand instalment loan of $5.8 million and a $0.6 million letter of credit and is subject to and limited by financial covenants, which may prevent us from drawing against the full amount of the line.  During the year, we re-negotiated the interest rate payable on our credit facility from prime to prime minus 0.25% for borrowings up to $5 million.  Further rate reductions apply if borrowings exceed $5 million.  Clean Energy’s common stock is listed on the NASDAQ Global Market and its share price is subject to fluctuations with changes in its business, general economic factors and/or market conditions, which may impact our capital requirements.  As at the date of this MD&A, we owned approximately 1 million shares of Clean Energy.

Westport’s capital requirements will vary depending on a number of factors, including the timing and size of orders for our LNG systems, our ability to successfully launch product on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements.  We also review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans.  Significant new orders, expanded engine programs, acquisitions or investments could require additional funding.  If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities.  Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements.  By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.  Readers are encouraged to read the “Forward Looking Statements and Basis of Presentation” sections of this MD&A which discusses forward-looking statements and the “Risks and Uncertainties” section of this MD&A and of our Annual Information Form.

SHARES OUTSTANDING

For the years ended March 31, 2008, 2007 and 2006, the weighted average number of shares used in calculating the loss per share was 88,087,882, 75,174,826 and 74,228,495, respectively.  Shares, share options and performance share units outstanding and exercisable as at the following dates are shown below:

	March 31, 2008		May 16, 2008
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
			(Unaudited)	(Unaudited)

Shares outstanding	95,959,485	N/A	96,046,425	N/A
Share Options
- Outstanding	4,325,297	$1.99	4,237,220	$2.00
- Exercisable	2,916,539	$2.22	2,828,462	$2.24
Performance Share Units
- Outstanding	3,790,468	N/A	3,790,468	N/A
- Exercisable	1,940,470	N/A	1,940,470	N/A

During the year ended March 31, 2008, we granted 250,000 stock options and 1,938,650 performance share units, of which 1,188,650 related to amounts granted under the Company’s long-term incentive program and 750,000 related to the Company’s retention plan for key employees.  All 4,134,663 warrants related to the Perseus convertible debt were exercised on a cashless basis into 2,338,669 common shares during the fiscal year ended March 31, 2008, and accordingly, no warrants are outstanding as at March 31, 2008.

SUMMARY OF QUARTERLY RESULTS AND DISCUSSION OF FOURTH QUARTER 2008

The following table provides summary unaudited financial data for our last eight quarters:

Selected Quarterly Operations Data (unaudited)

Three months ended

	30-Jun-06	30-Sep-06	31-Dec-06	31-Mar-07	30-Jun-07	30-Sep-07	31-Dec-07	31-Mar-08

Units shipped	341	414	629	617	533	867	801	519
Average foreign exchange rate (C$:US$)	$1.11	$1.12	$1.14	$1.17	$1.10	$1.04	$0.98	$1.00

(expressed in thousands of Canadian dollars except per share)

Product revenue	$7,644	$10,327	$13,568	$15,656	$11,842	$16,639	$15,488	$11,269
Parts revenue	$2,978	$3,401	$3,248	$3,658	$3,888	$4,530	$3,822	$4,058
Total revenue	$10,622	$13,728	$16,816	$19,314	$15,730	$21,169	$19,310	$15,327
Gross margin	$4,037	$4,776	$5,398	$7,888	$5,338	$6,053	$6,554	$4,568
	38%	35%	32%	41%	34%	29%	34%	30%

Net income (loss) for the period	$(5,420)	$(1,840)	$(5,778)	$1,731	$(4,724)	$(4,867)	$7,401	$(8,125)

Earnings (loss) per share:
Basic	$(0.07)	$(0.02)	$(0.08)	$0.02	$(0.06)	$(0.05)	$0.08	$(0.09)
Diluted	$(0.07)	$(0.02)	$(0.08)	$0.02	$(0.06)	$(0.05)	$0.07	$(0.09)

Cash from (used in) operations before change in non-cash operating working capital	$(3,685)	$(3,760)	$(4,448)	$568	$(3,372)	$(2,645)	$(3,339)	$(8,238)

Company’s 100% share of CWI net income	$1,528	$1,392	$806	$8,388	$1,160	$2,412	$8,870	$(810)
Joint Venture Partner’s share of CWI net income	$764	$696	$403	$4,194	$580	$1,206	$4,435	$(405)

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding and foreign exchange impacts.  Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, stock-based compensation awards, recognition of tax benefits and other similar events.

Net income (loss) for the three month periods ending September 30, 2006 through to the quarter ending September 30, 2007 include interest and amortization related to the Notes issued to Perseus, which were converted July 26, 2007.  Upon conversion, the Notes were retired and interest and amortization ceased.  In the three months ended September 30, 2006, we also recognized a net gain of $3.9 million on the sale of 45% of WRI.

Consolidated net income for the three months ended December 31, 2007 was $7.4 million, or $0.08 earnings per share ($0.07 on a fully diluted basis), compared to a net loss of $5.8 million, or $0.08 loss per share, for the three months ended December 31, 2006.  Included in net income for the three months ended December 31, 2007 is a gain on the sale of long-term investments of $9.4 million, including a $6.7 million gain on the sale of approximately

600,000 of our 2 million shares of Clean Energy, and a $2.7 million gain on the sale of substantially all of our shares of Wild River.  CWI also recognized $5.9 million in future income tax benefits, 50% of which, after deducting our joint venture partner’s share, is included in our net income number.  Excluding the effects of the gains and our share of the tax benefit, our net loss for the third quarter was $5.0 million.

Three months ended March 31, 2008 and 2007

Our total consolidated revenues for the three months ended March 31, 2008 were down $4.0 million to $15.3 million from $19.3 million in the same period in fiscal 2007 with product revenues down $4.4 million and parts revenue up $0.4 million.  CWI product revenues were down $3.7 million primarily as the result of a delay in the completion of the integration of the ISL-G at an OEM, which caused planned deliveries to slip into fiscal 2009 and timing of customer deliveries.  Non-CWI product revenues also decreased by $0.7 million with 8 LNG systems shipped in the fourth quarter of fiscal 2007.  The Canadian dollar also appreciated by approximately 15% fourth quarter fiscal 2008 over fiscal 2007, reducing revenues in Canadian dollar terms.

Net loss for the three months ended March 31, 2008 was $8.1 million compared to net income of $1.7 million in the three months ended March 31, 2007.  Gross margin decreased by $3.3 million on lower revenues, and gross margin percentages decreased from 41% in the fourth quarter of fiscal 2007 to 30% in fiscal 2008 as the result of product mix and a $0.8 million warranty adjustment taken by CWI in fiscal 2007.  In the fourth quarter of fiscal 2008, CWI also made a special $1.4 million accrual to support customer operational issues associated with a discontinued product.  As a result, CWI’s loss before taking into account Cummins’ share was $0.8 million compared to net income of $8.4 million, including recognition of future income tax recovery of $3.4 million, in the fourth quarter of fiscal 2007.  Non-CWI net loss in the fourth quarter of fiscal 2008 was $7.7 million, which includes a $1.3 million future income tax expense associated with the gains recognized on the sale of long-term investments.  In anticipation of increased demand for our LNG products, we have increased expenses related to sales and marketing, supply chain and engineering efforts related to OEM integration.  In the fourth quarter of fiscal 2007, non-CWI net loss was $2.5 million, which included $2.2 million in funding from TPC and reversal of a royalty accrual of $1.3 million on receipt of the approved extension in our funding contract.  We also recognized a $4.2 million gain on the dilution of our interest in Wild River which was offset by $2.0 million in non-cash stock-based compensation and annual bonuses.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Minimum Annual Payments due by Period
(expressed in thousands of	Less than 1	1 to 3	4 to 5	After 5
Canadian dollars)	year	years	years	years	Total

Capital lease obligations	54	8	—	—	62
Operating leases	1,298	2,518	2,056	636	6,508

Total contractual commitments	1,352	2,526	2,056	636	6,570

Contractual Commitments

Capital lease obligations related primarily to office equipment, have terms of two to five years and have interest rates ranging from 1.15% to 6.17%.  Operating lease commitments represent our future minimum lease payments under leases related primarily to our operating premises and office equipment.  We also have an outstanding letter of credit for $0.6 million.

Demand Instalment Loan

As of March 31, 2008, we had $5.8 million in a demand instalment loan outstanding, up $4.2 million from $1.6 million as at March 31, 2007.  The loan is drawn against our line of credit of $13 million and bears interest at prime less 0.25% for amounts under $5.0 million with further rate reductions applying above $5.0 million.  The loan is being amortized over five years.

OMVL

As required under our signed joint venture agreement with OMVL, we contributed $1.5 million to the venture on April 1, 2008 in exchange for our 49% of the entity.

CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS

Government Funding

We are continually exploring strategic opportunities to work with governments to provide them with alternative fuel solutions.  As a result of our government partnerships, we recognized $3.7 million in government funding in fiscal 2008, $5.2 million in 2007 and $8.7 million in 2006.  Under certain repayment terms, we are obligated to repay royalties as follows:

AGREEMENT	DESCRIPTION	ROYALTIES	TERM
INDUSTRIAL TECHNOLOGIES OFFICE (FORMERLY TECHNOLOGY PARTNERSHIPS CANADA)	Fund 30% of the eligible costs of, among other research projects, the adaptation of Westport’s technology to diesel engines, up to $18.9 million.

Annual royalties equal to
the greater of
$1,350,000 or 0.33% of
annual gross revenues
from all sources,
provided that gross
revenues exceed $13.5
million.

Share purchase
warrants valued at $4
million under Black-Scholes.

Fiscal 2009 to fiscal
2015, inclusive; royalty
period may be extended
until the earlier of March
31, 2018 or until
cumulative royalties total
$28,189,000.

To be issued no earlier
than September 30, 2008.

DEPARTMENT OF NATURAL RESOURCES CANADA	Funded $1 million for demonstration of a low emissions natural gas power generator in Grande Prairie, Alberta.	1% of revenues from future sales of natural gas engines for power generators.	Earlier of 10 years from project completion date (August 30, 2004), or when cumulative royalties total $1 million.

GREEN ECONOMY DEVELOPMENT FUND (Province of British Columbia)	$ 0.6 million for low- emission, natural gas power generation demonstration project.	0.75% from gross revenue received by Westport on certain natural gas fuel systems.	Earlier of the seventh anniversary of the funding contribution date (April 10, 2001) or when the cumulative royalties paid by Westport equal $0.8 million.

As at March 31, 2008, no royalties have been paid or were payable under these agreements.  We are in discussions with TPC to extend the work phase of our agreement by another year.  If TPC does not accept our request for an extension, we expect to begin accruing royalties with a minimum of $1.35 million starting in fiscal 2009 with actual payment due in fiscal 2010.  If we are successful in our request, royalties will begin to accrue in fiscal 2010 and our obligation to issue $4 million of warrants will be deferred to September, 2009 from September, 2008.

BUSINESS RISKS AND UNCERTAINTIES

An investment in our business involves risk and readers should carefully consider the risks described below and in our Annual Information Form and other filings on www.sedar.com.  Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks identified below, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects.  While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties described below may not be the only ones we face.  Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects.

We have incurred and continue to incur losses

We have incurred substantial losses since our inception in 1996, and continue to incur losses.  We cannot predict if and when we will operate profitably or if we will be able to implement our business strategy successfully.  Pursuing our strategy requires us to incur significant expenditures for research and product development, marketing and general administrative activities.  As a result, we need to continue to grow our revenues and gross margins to achieve and sustain profitability and positive operating cash flows and we may need to raise additional capital.

We may be unable to raise additional capital

Execution of our business plan and our commercial viability could be jeopardized if we are unable to raise additional funds for our commercialization plans, to fund working capital, research and development projects, sales, marketing and product development activities and other business opportunities.  We attempt to mitigate this risk by generating funds from a variety of sources including: through the sale of our commercial products, through the sale of non-core assets including long-term investments, through funding from government agencies, industry and business partners, and through the issuance of shares or debt in the public equity markets or through strategic investors.  In addition, we try to maintain reserves of cash and short-term investments and seek to obtain funding commitments before we take on any significant incremental initiatives.  There can, however, be no assurance that we will be able to secure additional funding, or funding on terms acceptable to us, to pursue our commercialization plans.

Potential fluctuations in our financial results make financial forecasting difficult

We expect our revenues and results of operation to continue to vary significantly from quarter to quarter.  Sales and margins may be lower than anticipated due to timing of customer orders and deliveries, unexpected delays in our supply chain, general economic and market-related factors, product quality, performance and safety issues and competitive factors.  In addition, the continuance and timing of government funding of our research and development programs is difficult to predict, and may cause quarter to quarter variations in financial results.  In addition, due to our early stage of commercialization, we cannot accurately predict our future revenues or results of operations.  We are also subject to normal operating risks such as credit risks, foreign currency risks and global and regional economic conditions.  As a result, quarter-to-quarter comparisons of our revenues and results of operation may not be meaningful.  It is likely that in one or more future quarters our results of operation will fall below the expectations of securities analysts and investors.  If this happens, the trading price of our shares might be materially and adversely affected.

A market for engines with our fuel systems may never develop or may take longer to develop than we anticipate

Although we are seeing strong growth in CWI revenues and interest from the Ports of Los Angeles and Long Beach, municipalities and private fleets, engines with our fuel systems represent an emerging market, and we do not know whether end-users will ultimately want to use them or pay for their initial incremental cost.  The development of a mass market for our fuel systems may be affected by many factors, some of which are beyond our control, including: the emergence of newer, more competitive technologies and products; the future cost of natural gas and other fuels used by our systems; the ability to successfully build the refueling infrastructure necessary for our systems; regulatory requirements; availability of government incentives; customer perceptions of the safety of our products; and customer reluctance to try a new product.

If a market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our products and may never achieve profitability.

We currently benefit from government incentives to facilitate demand for our products and fund our research and development programs and these incentives may not be renewed or may be redirected

While some of our customers and potential customers have made successful applications for government incentives to assist them in converting their vehicles to natural gas engines, there is no guarantee that such incentives will continue to be available.  Today our LNG systems customers and potential customers in the United States may have access to local, state and federal incentives through programs and initiatives such as the federal Highway and Energy Bills, which provide fuel and tax credits, and grants available from Carl Moyer and South Coast Air Quality Management District.  If these and other similar incentive programs are discontinued or are no longer available to our customers and potential customers, it may have a detrimental effect on our sales. There are also no guarantees that the Ports of Los Angeles and Long Beach will carry out or be able to fund their Clean Air Action Plan.

In addition, from time to time we enter into agreements with government agencies to fund our research and development programs.  There can be no assurance that we will continue to receive funding from government agencies at the same levels we have received in the past or at all. Funding agreements with government agencies are also subject to audit, which could result in certain funding being denied or monies received from such agencies having to be repaid.

Fuel price differentials are hard to predict and may be less favourable in the future

The acceptance of natural gas-fuelled engines by customers depends in part on the price differential between natural gas and diesel fuel.  Natural gas has generally been, and currently is, less expensive than diesel fuel in many jurisdictions.  This price differential is affected by many factors, including changes in the resource base for natural gas compared with crude oil, pipeline transportation capacity for natural gas, refining capacity for crude oil and government excise and fuel tax policies.  There can be no assurance that natural gas will remain less expensive than diesel fuel.

Our growth rate is dependent on growth in natural gas refueling infrastructure that may not take place

For motor vehicles, natural gas must be carried on board in liquefied or compressed form and there are few public or private refuelling stations available in most jurisdictions.  We are involved in developing such infrastructure through our relationship with Clean Energy, the largest natural gas refuelling company for vehicles in North America, and are seeking further involvement with other natural gas refuelling companies.  However, there can be no assurance that Clean Energy will continue to be successful in expanding the availability of natural gas as a vehicle fuel, or that other companies will develop refuelling stations to meet projected demand.  If customers are unable to obtain fuel conveniently and affordably, a mass market for vehicles powered by our technology is unlikely to develop.

Changes in environmental and regulatory policies could hurt the market for our products

We currently benefit from, and hope to continue to benefit from, certain government environmental policies, mandates and regulations around the world, most significantly in the automotive markets and in the United States.  Examples of such regulations include those that provide economic incentives, subsidies, tax credits and other benefits to purchasers of low emission vehicles, restrict the sale of engines that do not meet emission standards, fine the sellers of non-compliant engines, tax the operators of diesel engines and require the use of more expensive ultra-low sulphur diesel fuel.  There can be no assurance that these policies, mandates and regulations will be continued.  Incumbent industry participants with a vested interest in gasoline and diesel, many of which have substantially greater resources than we do, may invest significant time and money in an effort to influence environmental regulations in ways that delay or repeal requirements for clean vehicle emissions.  If these are discontinued or if current requirements are relaxed, this may have a material impact on our competitive position.

We currently face and will continue to face significant competition

Our products face and will continue to face significant competition, including from incumbent technologies. New developments in technology may negatively affect the development or sale of some or all of our products or make our products uncompetitive or obsolete. Other companies, many of which have substantially greater customer bases, businesses and other resources than us, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, certain of our products and technologies.

Competition for our products may come from current power technologies, from improvements to current power technologies and from new alternative power technologies, including other fuel systems.  Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers using proven and widely accepted technologies.  Additionally, there are competitors working on developing technologies such as cleaner diesel engines, bio-diesel, fuel cells, advanced batteries and hybrid battery/internal combustion engines in each of our targeted markets.  Each of these competitors has the potential to capture market share in various markets, which could have a material adverse effect on our position in the industry and our financial results.  For our products to be successful against competing technologies, especially diesel engines, they must offer advantages in one or more of these areas: emissions performance, fuel economy, engine performance, power density, engine and fuel system weight, and engine and fuel system price.  There can be no assurance that our products will be able to offer advantages in all or any of these areas.

We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success

Failure to protect our existing and future intellectual property rights could seriously harm our business and prospects, and may result in the loss of our ability to exclude others from practicing our technology or our own right to practice our technologies.  If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property.  Our patents do not guarantee us the right to practice our technologies if other parties own intellectual property rights that we need in order to practice such technologies.  Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent.  There can be no assurance that:

•   any of the rights we have under U.S. or foreign patents owned by us or other patents that third parties license to us will not be curtailed, for example through invalidation, circumvention, challenge, being rendered unenforceable or by license to others;

•   we were the first inventors of inventions covered by our issued patents or pending applications or that we were the first to file patent applications for such inventions;

•   any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, or be issued at all;

•   our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technologies;

•   any of our trade secrets will not be learned independently by our competitors; or

•   the steps we take to protect our intellectual property will be adequate.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.

We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our strategic partners and employees.  There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.

Certain intellectual property has been licensed to us on a non-exclusive basis from third parties who may also license such intellectual property to others, including our competitors.  If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others.  However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us.  The failure to obtain or renew a license from a third party for intellectual property we use at present could cause us to incur substantial liabilities and to suspend the manufacture, shipment of products or our use of processes requiring such intellectual property.

We could become engaged in intellectual property litigation that may negatively affect our business

While we are not currently engaged in any intellectual property litigation, we could become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or in which the scope, validity and enforceability of our intellectual property rights is challenged. In addition, we may commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation could be time consuming and result in significant expense to us, diversion of resources, and delays or stoppages in the development, production and sales of products or intellectual property, whether or not any claims have merit or such litigation is resolved in our favour.  In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:

•   pay substantial damages;

•   cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

•   expend significant resources to develop or acquire non-infringing intellectual property;

•   discontinue processes incorporating infringing technology; or

•   obtain licenses to the infringing intellectual property.

Any such result could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results.

We could become liable for environmental damages resulting from our research, development or manufacturing activities

The nature of our business and products exposes us to potential claims and liability for environmental damage, personal injury, loss of life, and damage to or destruction of property.  Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety.  These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future.  Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures.  If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us.  Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.  In addition, depending on the nature of the claim, our current insurance policies may not provide sufficient or any coverage for such claims.

Certain of our products may not be commercially viable

Our direct injection technology has been demonstrated in heavy duty trucks, light duty vehicles and high horsepower applications.  However, we do not know when or whether we will be successful in the commercialization of products for any of our target markets.  There can be no assurance that engines using our direct injection technology will perform as well as we expect, or that prototypes and commercial systems will be developed and sold in commercially viable numbers.

Our HPDI LNG systems presently have higher initial capital costs than many established competing technologies, and manufacturing costs of some of our products at a large-scale commercial level have not yet been confirmed.  If we are unable to produce fuel systems that are economically competitive, on a life cycle costs basis, in terms of price, reliability and longevity, operators of commercial vehicle fleets and power generators will be unlikely to buy products containing our fuel systems.

We are dependent on relationships with strategic partners

Execution of our current strategy is dependent on cooperation with strategic partners for technology development, manufacturing and distribution.  To be commercially viable, our fuel systems must be integrated into engines and our engines must be integrated into chassis manufactured by OEMs.  We can offer no guarantee that existing technology agreements will be renewed or advanced into commercialization agreements, or that OEMs will manufacture engines with our fuel systems or chassis for our engines, or, if they do manufacture such products, that customers will choose to purchase them.  Any integration, design, manufacturing or marketing problems encountered by OEMs could adversely affect the market for our products and our financial results.  In addition, there can be no assurance of the commercial success of any joint ventures in which we are, or will become, involved.

Any change in our relationships with our strategic partners, whether as a result of economic or competitive pressures or otherwise, including any decision by our strategic partners to reduce their commitment to our products and technology in favour of competing products or technologies, or to bring to an end our various alliances, could have a material adverse effect on our business and financial results.

We are dependent on relationships with our suppliers

While we have negotiated supply agreements with various manufacturers and have entered into strategic supply agreements with BTIC and Cryostar, certain of these manufacturers may presently be the sole supplier of key components for our products and we are dependent on their ability to source materials, manage their capacity, workforce and schedules.  In particular, we are dependent on sole suppliers for our injectors, tanks, and pumps for our HPDI LNG systems and their ability to ramp up capacity and maintain quality and cost to support our production requirements.  For a number of reasons, including but not limited to shortages of parts, labour disruptions, lack of capacity and equipment failure, a supplier may fail to supply materials or components that meet our quality, quantity or cost requirements or to supply any at all.  If we are not able to resolve these issues or obtain substitute sources for these materials or components in a timely manner or on terms acceptable to us, our ability to manufacture certain products may be harmed and we may be subjected to cancellation of orders or penalties for failed or late deliveries, which could have a material adverse effect on our business and financial results.  Our products also use steel and other materials that have global demand.  The prices and quantities at which those supplies are available fluctuate and may increase significantly.  Competitive pressure, however, may not allow us to increase the sales price of our products.  Any such increases may therefore negatively affect our margins and financial condition.  We mitigate these risks by seeking secondary suppliers, by carrying inventory, and by locking in long-term pricing when possible.  There are no guarantees, however, that we will be successful in securing alternative suppliers or that our inventory levels will be sufficient for our production requirements.

We are dependent on our relationship with Cummins for CWI revenues and profits

The majority of our revenues are currently derived from the operations of CWI, which, in turn, purchases all of its current and foreseeable engine products from Cummins-affiliated plants and distributors.  Although the factories operate with modern technology and experienced management, there can be no assurance that the factory and distribution systems will always be able to perform on a timely and cost-effective basis. Any reduction in the manufacturing and distribution capabilities of Cummins-affiliated plants and distributors could have a material adverse effect on our business and financial results.

Our limited production trials, commercial launch activities and field tests could encounter problems

We are currently conducting, and plan to continue to conduct, limited production trials and field tests on a number of our products as part of our product development cycle and we are working on scaling up our production capabilities.  These trials, production readiness activities and field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly and the failure to maintain and service the test prototypes properly.  Some of these potential problems and delays are beyond our control.  Any problem or perceived problem with our limited production trials and field tests could hurt our reputation and the reputation of our products and delay their commercial launch.

We may have difficulty managing the expansion of our operations

To support the launch, and increase sales and service, of our LNG system products, we may be required to expand the scope of our operations rapidly.  This may include a need for a significant increase in employees and an increase in the size, or relocation, of our premises and changes to our information systems, processes and policies.  Such rapid expansion may place a significant strain on our senior management team, support teams, information technology platforms and other resources.  In addition, we may be required to place more reliance on our strategic partners and suppliers, some of whom may not be capable of meeting our production demands in terms of quantity, quality or cost.  Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by such a rapid expansion could harm our business, prospects, results of operations or financial condition.

Warranty claims could diminish our margins

There is a risk that the warranty accrual included in our cost of product revenue is not sufficient and that we may recognize additional expenses as a result of warranty claims in excess of our current expectations.  Such warranty claims may necessitate a redesign, re-specification or recall of our products, which, in turn, may have an adverse impact on our finances and on existing or future sales.  Although we attempt to mitigate against these risks through our sales and marketing initiatives and our product development, quality assurance, support and service programs, there can be no assurance that such initiatives and programs are adequate or that sales of our commercial products will continue to grow and contribute financially.

Although CWI products have shown improvements in warranty experience over the past few years and we continue to work to improve our products, there are no guarantees that this trend will continue or that it will not reverse.  New products may have different performance characteristics from previous products.  In addition, we have limited field experience with our HPDI LNG systems from which to make our warranty accrual estimates.

We could become subject to product liability claims

Our business exposes us to potential product liability claims that are inherent in natural gas, propane, and hydrogen and products that use these gases.  Natural gas, propane, and hydrogen are flammable gases and therefore potentially dangerous products.  We also produce fuel processors that generate hydrogen from certain raw fuels, which are also flammable.  Any accidents involving our products or other natural gas, propane, or hydrogen-based products could materially impede widespread market acceptance and demand for our engines and fuel systems.  In addition, we may be subject to a claim by end-users or others alleging that they have suffered property damage, personal injury or death because our products did not perform adequately.  Such a claim could be made whether or not our products perform adequately under the circumstances.  From time to time, we may be subject to product liability claims in the ordinary course of business and we carry a limited amount of product liability insurance for this purpose.  However, our current insurance policies may not provide sufficient or any coverage for such claims, and we cannot predict whether we will be able to maintain our insurance coverage on commercially acceptable terms.

We have foreign currency risk

While a majority of our revenues, cost of sales, expenses and warranty balances are all denominated in US dollars, many of our operating expenses, other than cost of sales, are in Canadian dollars.  Foreign exchange gains and losses are included in results from operations.  A large decline in the value of the US dollar relative to the Canadian dollar could impair revenues, margins and other financial results.  For example, for fiscal 2008, the decline of the US dollar offset the increase in our revenues.  We have not entered into foreign exchange contracts to hedge against gains and losses from foreign currency fluctuations. From fiscal 2002 to fiscal 2007, on average, the US dollar has declined 28% against the Canadian dollar.  From fiscal 2007 to fiscal 2008, on average, the US dollar depreciated a further 12%.

We could lose or fail to attract the personnel necessary to run our business

Our success depends in large part on our ability, and that of our affiliates, to attract and retain key management, engineering, scientific, manufacturing and operating personnel.  As we develop additional capabilities we may require more skilled personnel.  Given the highly specialized nature of our products, these personnel must be highly skilled and have a sound understanding of our industry, business or our technology.  Recruiting personnel for the alternative fuel industry is also highly competitive.  Although to date we have been successful in recruiting and retaining qualified personnel, there can be no assurance that we will continue to attract and retain the personnel needed for our business.  The failure to attract or retain qualified personnel could have a material adverse effect on our business.

If we do not properly manage foreign sales and operations, our business could suffer

We expect that a substantial portion of our future revenues will be derived from sales outside of Canada, and we operate in jurisdictions where we may lack sufficient expertise, local knowledge or contacts.  Establishment of an international market for our products may take longer and cost more to develop than we anticipate, and is subject to inherent risks, including unexpected changes in government policies, trade barriers, difficulty in staffing and managing foreign operations, longer payment cycles, and foreign exchange controls that restrict or prohibit repatriation of funds.  As a result, if we do not properly manage foreign sales and operations, our business could suffer.

We may not realize the anticipated benefits from joint ventures, investments or acquisitions

Our joint ventures, and any future joint venture, investment or acquisition could expose us to certain liabilities, including those that we fail or are unable to identify during the acquisition process.  In addition, joint ventures and acquisitions often result in difficulties in integration, and, if such difficulties were to occur, they could adversely affect our results.  The integration process may also divert the attention of, and place significant demands on, our managerial resources, which may disrupt our current business operations.  As a result, we may fail to meet our current product development and commercialization schedules.  Additionally, we may not be able to find suitable joint venture partners, investments or acquisitions, which could adversely affect our business strategy.

Our share price may fluctuate

The stock market in general, and the market prices of securities of technology companies in particular, can be extremely volatile, and fluctuations in our share price may be unrelated to our operating performance.  Our share price could be subject to significant fluctuations in response to many factors, including: actual or anticipated variations in our results of operations; the addition or loss of customers; announcements of technological innovations, new products or services by us or our competitors; changes in financial estimates or recommendations by securities analysts; conditions or trends in our industry; our announcements of significant acquisitions, strategic relationships, joint ventures or capital commitments; additions or departures of key personnel; general market conditions; and other events or factors, many of which may be beyond our control.

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  Non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Cash flows from operations before changes in non-cash operating working capital

(expressed in thousands of Canadian dollars)

	2008	2007	2006

Cash flows from operations:
Loss for the year	$(10,315)	$(11,307)	$(16,860)
Items not involving cash:
Depreciation and amortization	1,550	1,410	2,752
Stock-based compensation expense	664	2,089	2,934
Accretion of TPC warrants	—	571	1,143
Future income tax recovery	(4,691)	(3,455)	—
Change in deferred lease inducements	(251)	(164)	(154)
Gain on sale of long-term investments	(10,659)	(8,120)	—
Joint Venture Partners’ share of net income from joint ventures	5,564	6,057	1,593
Interest on long-term debt and amortization of discount	690	1,663	—
Other	(146)	(69)	(69)
Cash flows from operations before changes in non-cash operating working capital	$(17,594)	$(11,325)	$(8,661)